Shinhan Financial Group 2010 1Q Earnings Conference

Shinhan Financial Group will be holding its 2010 1Q Earnings Conference on Thursday, April 29, 2010. The conference will be aired through a live web-cast on our website www.shinhangroup.com. Investors are welcome to participate during the Q&A session, which will follow the presentation.

Details of the Earnings Conference are as follows:
- - - - -	Agenda: 2010 1Q Earnings Release and Q&A Session Date: April 29, 2010 (Thursday) Time: 15:30 (Seoul Time) Format: Live Web-Cast and Conference Call Language: Korean and English

(Simultaneous translations will be available for English-speaking participants)

•	To participate in the Q&A Session:

From Overseas, please dial: 82-31-810-3065

From Korea, please dial: 031-810-3065

Pass Code: 9505#

To raise a question, please press: *1 (numbers * and 1)

To delete question, please press: *2(numbers * and 2)

•	To listen to a recording of the Conference Call:

From Overseas, please dial: 82-31-931-3100

From Korea, please dial: 031-931-3100

Pass Code: 11045#

Button Instructions

Instructions	DTMF Code

1 min FF	1

5 mins FF	7

1 min REW	3

5 mins REW	9

Pause	5

To cancel Pause	5

Our 2010 1Q Earnings Release presentation material will be available at our website, www.shinhangroup.com, at the time of the web-cast and Q&A session.